                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
-----------------------------------                                                                 --------------------------------
             FORM 4                                                                                           OMB APPROVAL
-----------------------------------                                                                 --------------------------------
[X] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:           3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:     September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
                                                                                                    --------------------------------


1. Name and Address of Reporting Person *

Head III                     John                      C
   (Last)                   (First)                 (Middle)

c/o Head & Company LLC 1330 Avenue of the Americas
                            (Street)

New York                   New York                 10019
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Integon Corporation


3. IRS or Social Security Number of Reporting Person (Voluntary)



4.  Statement of Month/Year

October, 1997


5. If Amendment, Date or Original (Month/Year)



6.  Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                          10% Owner
       -----                              -----
              Officer (give title           X   Other
       -----           below)             ----- (specify
                                                 below)
                  Former Director
       ----------------------------------------


7.    Individual or Join/Group Filing (Check Applicable Line)

               Form filed by One Reporting Person
       -----
         X      Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                                   Code         Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------
Common Stock                      10/17/97           U          462,345    D    $26.00         O                I         Heracles
                                                                                                                          Partners
                                                                                                                          L.P.
Common Stock                      10/17/97           U           10,494    D    $26.00         O                I         Ivy Oil
                                                                                                                          Company
                                                                                                                          Limited
Common Stock                      10/17/97           U           10,594    D    $26.00         O                I         Head Oil
                                                                                                                          Company
                                                                                                                          Limited
Common Stock                      10/17/97           U           12,300    D    $26.00         O                D


Common Stock                      10/17/97           U           10,540    D    $26.00         O                I         Spouse


Common Stock                      10/17/97           U            6,935    D    $26.00         O                I         PS Plan
                                                                                                                          FBO 01136

Common Stock                      10/17/97           U            6,934    D    $26.00         O                I         PS Plan
                                                                                                                          FBO 02294

Common Stock - Dividend
Reinvestment Program              10/17/97           U            68.22    D    $26.00         O                I         Heracles
                                                                                                                          Partners
                                                                                                                          L.P.
Common Stock - Dividend
Reinvestment Program              10/17/97           U            99.94    D    $26.00         O                I         Ivy Oil
                                                                                                                          Company
                                                                                                                          Limited
Common Stock - Dividend
Reinvestment Program              10/17/97           U            99.94    D    $26.00         O                I         Head Oil
                                                                                                                          Company
                                                                                                                          Limited

Common Stock - Dividend
Reinvestment Program              10/17/97           U            95.45    D    $26.00         O                D

Common Stock - Dividend
Reinvestment Program              10/17/97           U            88.77    D    $26.00         O                I         Spouse

Common Stock - Dividend
Reinvestment Program              10/17/97           U            12.94    D    $26.00         O                I         PS Plan
                                                                                                                          FBO 01136

Common Stock - Dividend
Reinvestment Program              10/17/97           U            12.91    D    $26.00         O                I         PS Plan
                                                                                                                          FBO 02294

Common Stock -  Brokerage
Accounts                          10/17/97           U             1100    D    $26.00         O                D

Common Stock -  Brokerage
Accounts                          10/17/97           U             1100    I    $26.00         O                I         Spouse

Common Stock -  Brokerage
Accounts                          10/17/97           U              110    I    $26.00         O                I         Child

Common Stock -  Brokerage
Accounts                          10/17/97           U              110    I    $26.00         O                I         Child

-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 8-92)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative         Day/                                                   Year)
                                            Secur         Year)     -------------  -------------------------  ----------------------
                                                                                                                 Date      Expira-
                                                                        Code            (A)          (D)         Exer-     tion
                                                                                                                 cisable   Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
$3.875 Convertible Preferred Stock         $3.875        10/17/97        U                             536       Immed.       N/A
$3.875 Convertible Preferred Stock         $3.875        10/17/97        U                             536       Immed.       N/A
$3.875 Convertible Preferred Stock         $3.875        10/17/97        U                           3,551       Immed.       N/A
$3.875 Convertible Preferred Stock         $3.875        10/17/97        U                           3,452       Immed.       N/A
$3.875 Convertible Preferred Stock         $3.875        10/17/97        U                             100       Immed.       N/A
$3.875 Convertible Preferred Stock         $3.875        10/17/97        U                             100       Immed.       N/A

--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------


7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
   Common Stock              536            $68.24           0             I         Ivy Oil Company Limited
   Common Stock              536            $68.24           0             I         Head Oil Company Limited
   Common Stock            3,551            $68.24           0             D
   Common Stock            3,452            $68.24           0             I         Spouse
   Common Stock              100            $68.24           0             I         Child
   Common Stock              100            $68.24           0             I         Child

---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:




**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.




          /s/ John C Head III                                11/10/97
-----------------------------------------------       ----------------------
    **Signature of Reporting Person                           Date

              John C Head III

                             JOINT FILER INFORMATION



Name:                        Madie Ivy

Address:                     c/o Head & Company LLC
                             1330 Avenue of the Americas
                             New York, New York  10019

Designated Filer:            John C Head III

Issuer:                      Integon Corporation

Date of Event:               10/17/97

Signature:                   /s/ Madie Ivy